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[Proteo Incorporated letterhead]



                                October 21, 2008




VIA FEDERAL EXPRESS
-------------------
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561
Attn.: Ryan C. Milne, Accounting Branch Chief


RE:      PROTEO, INC. (THE "COMPANY")
         FORM 10-K/A1 FOR FISCAL YEAR ENDED DECEMBER 31, 2007
         FILED JULY 31, 2008
         RESPONSE LETTER DATED JULY 31, 2008
         FILE NO. 000-30728

Dear Mr. Milne:

      Reference is made to the letter dated October 9, 2008 from the Securities Exchange Commission (the "Commission"), in which the Commission commented that the Company does not appear to have disclosed its conclusion with respect to management's evaluation of internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K. The following response is keyed to the Commission's comments:

AMENDMENT NO. 1 TO THE FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007, FILED JULY 31, 2008

ITEM 8A(T) CONTROLS AND PROCEDURES, PAGE 2

MANAGEMENTS' ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 2

      1. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT. WE NOTE IN THE FIRST PARAGRAPH OF PAGE 3 THAT YOU HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE. IT APPEARS THAT YOU CONCLUDED ON YOUR DISCLOSURE CONTROLS AND PROCEDURES IN ACCORDANCE WITH ITEM 307 OF REGULATION S-K IN THE PENULTIMATE PARAGRAPH OF PAGE 2 AND THAT YOU HAD INTENDED TO CONCLUDE ON YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER ITEM 308T(a)(3) INSTEAD. PLEASE REVISE YOUR CONCLUSION IN THE FIRST PARAGRAPH OF PAGE 3 TO CONCLUDE ON YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

Mr. Ryan C. Milne
October 21, 2008
Page 2


      The Company notes the Commission's comment and has revised its disclosure in Item 8A(T) of Form 10-KSB/A-1 for the fiscal year ended December 31, 2007 to include its conclusion with respect to management's evaluation of internal control over financial reporting. For your reference, enclosed please find a copy of Amendment No. 2 to the Company's Form 10-KSB (under cover of Form 10-K/A) for the fiscal year ended December 31, 2007.

      2.    WE REMIND YOU TO FILE YOUR AMENDMENT ON FORM 10-K/A PURSUANT TO
            SECTION IV OF SEC RELEASE 33-8876, AVAILABLE IN OUR WEBSITE AT:
            HTTP://WWW.SEC.GOV/RULES/FINAL/2007/33-8876.PDF

      The Company notes the Commission's comment and has filed this Amendment No. 2 on Form 10-K/A pursuant to Section IV of SEC Release 33-8876.

      The undersigned, as the principal executive officer of the Company, hereby acknowledges to the Commission the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please do not hesitate to contact our counsel, Mark Ziebell, at (714) 427-7402.

                                              Very truly yours,





                                              /s/ Birge Bargmann



cc:  Mark Ziebell, Esq.